April 4, 2007

VIA EDGAR AND
UPS OVERNIGHT MAIL

Mr. William Thompson
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington D.C. 20549

Re:          The Peoples Gas Light and Coke Company
File No. 2-26983
North Shore Gas Company
File No. 2-35965
Combined Form 10-K for Fiscal Year Ended September 30, 2006
Filed December 14, 2006

Dear Mr. Thompson:

In connection with the above referenced filing (the “Filing”), this letter respectfully responds to your comment letter dated March 22, 2007 (“Comment Letter”). In this reply, we repeat each comment from the Comment Letter, and the paragraph numbers listed below correspond to the respective paragraph numbers of the Comment Letter indicated.

Combined Form 10-K for Fiscal Year Ended September 30, 2006

Item 8. Financial Statements and Supplementary Data, page 59

Note 2. Summary of Significant Accounting Policies, page 80

C. Gas Charge Settlement, page 81

1.
With a view towards providing enhanced disclosure in future filings, please tell us why such a substantial amount of costs were disallowed in connection with the settlement of your gas charge reconciliation proceedings for fiscal years 2001 through 2004. Also tell us your basis for concluding in the prior/historical periods that the disallowed costs were probable of recovery through your rates. Tell us your consideration of whether it is probable you will incur additional significant disallowances in the gas charge reconciliation proceedings for fiscal years 2005 and 2006. Finally, please tell us how you concluded that the scope criteria in paragraph 5.b. of SFAS 71 have still been met with respect to your regulated operations, despite the significant costs incurred by you that have not been recoverable through your rates.

The refund ordered by the Illinois Commerce Commission (the “Commission”) in connection with the gas charge reconciliation proceedings for The Peoples Gas Light and Coke Company (“Peoples Gas”) and the North Shore Gas Company (“North Shore Gas”) (collectively, the “Utilities”) for fiscal years 2001 through 2004 (the “Reconciliation Cases”) resulted from the Commission adopting a settlement agreement that had been executed by most of the parties to the Reconciliation Cases. The intent of the settlement agreement was to resolve all issues that were in dispute among the parties, and did not attempt to assign a specific refund amount to individual items being disputed by the parties. The Commission adopted the settlement agreement, and incorporated its terms as resolution on the merits, as part of its findings that the Utilities had not acted reasonably and prudently in the purchase of natural gas and other activities that affected amounts collected in 2001. Because the Commission’s order adopted the settlement agreement, which did not attribute the amount to individual items in dispute, it is appropriate to look to the issues raised by the intervenors in the Reconciliation Cases to obtain an understanding of the nature of the items that resulted in the refund. (However, it is also appropriate to note, in signing the settlement agreement, that the Utilities specifically did not agree that costs were imprudently incurred. In fact, the Utilities had responded to the allegations, and were prepared to litigate these matters if an acceptable settlement had not been reached.) The nature of the issues raised by the intervenors were disclosed in the Notes to Consolidated Financial Statements of the Utilities’ September 30, 2005 Form 10-K and in the December 31, 2005 Form 10-Q. In particular, Note 7A- Illinois Commerce Commission Proceedings of the Notes to Consolidated Financial Statements in the Utilities’ December 31, 2005 Form 10-Q indicates:

“Issues raised by the Staff and intervenors in the Peoples Gas proceeding related primarily to not having financially hedged gas costs during the winter of 2000-2001, the use of its Manlove storage field to support transactions with third parties (“hub” transactions), its gas purchase agreement with Enron North America Corp. (Enron), transactions conducted and income earned by an affiliated company (enovate L.L.C. (enovate)) and the level of lost and unaccounted for gas costs Peoples Gas recovered through its Gas Charge. Each of the intervenors requested disallowances, which vary in amount depending upon the issues raised and the assumptions and methodologies used to measure the impact of the issues. In the Peoples Gas proceeding, the intervenors requested disallowances, on a variety of issues other than financial hedging, that range in their initial testimony from $8 million to $56 million and in their additional testimony from $8 million to $150 million. CUB requested an additional disallowance of $53 million and Chicago requested a disallowance of $230 million based on the financial hedging issue. In the North Shore Gas proceeding, CUB raised only the hedging issue and recommended a disallowance of $10 million. The Staff, based on additional direct and rebuttal testimony submitted in January 2005, increased the requested disallowance from $31 million to $92 million in the Peoples Gas proceeding and from $1.4 million to approximately $4.0 million in the North Shore Gas proceeding covering a variety of alleged issues. The Staff stated in both the Peoples Gas and North Shore Gas proceedings that it did not recommend a disallowance based on allegations related to financial hedging. The Staff also recommended that the Commission should reopen the fiscal year 2000 Gas Charge reconciliation cases for Peoples Gas and North Shore Gas and other non-monetary measures, including requirements that the Utilities conduct or have conducted internal and external audits related to gas purchasing practices.

Peoples Gas and North Shore Gas submitted additional rebuttal testimony on January 28, 2005, which rejected the proposed disallowances by the intervenors and the Staff in their respective additional direct and rebuttal testimony. Peoples Gas' additional rebuttal testimony responded to all issues raised by the Staff and intervenors, including countering criticisms of the gas purchase agreement with Enron, defending the operation of the storage field as prudent, explaining why enovate transactions are unrelated to this proceeding and pointing out numerous errors in the proposed disallowance related to lost and unaccounted for gas. North Shore Gas' additional rebuttal testimony responded to all issues raised by the Staff, in particular, countering criticisms of the gas purchase agreement with Enron. In a joint initial brief filed June 30, 2005, in the Peoples Gas case by CUB, Chicago and the AG, these intervenors recommended a gas cost disallowance of $381 million, and in its brief the Staff recommended a gas cost disallowance of $92 million. In initial briefs in the North Shore Gas case, CUB recommended a gas cost disallowance of $9.7 million, the Staff recommended an approximate $4.0 million disallowance, and the AG, adopting Staff's positions, recommended an approximate $4.0 million disallowance.”

We believe that the Commission’s action, as it relates to both the nature of the items being disputed and, based on prior history, particularly the size of the refund, resulted from specific events and transactions in the Reconciliation Cases, and is not representative of past actions that have been, or future actions that may be, taken by the Commission. For example, relatively high and volatile gas costs and colder than normal weather during the 2000-2001 winter caused significant increases in gas costs paid by customers, which the intervenors alleged would have been mitigated had the Utilities financially hedged the purchase of gas. (Subsequently, the Utilities have implemented certain hedging programs.) Other non-recurring transactions during the Reconciliation Cases include the existence of a gas supply agreement for approximately two-thirds of Peoples Gas’ and North Shore Gas’ total annual purchases with a marketer, who, subsequent to the execution of the Utilities’ agreements, came under scrutiny at a national level (Enron) and transactions involving a non-utility gas marketing company (enovate) in which Enron and Peoples Energy Corporation each held a 50% interest. In March 2002 (effective April 1, 2002), the court overseeing Enron’s bankruptcy case approved the assignment of the gas purchase agreement to another marketer (Occidental Energy Marketing, Inc. (“OEMI”)), Enron sold its interest in enovate to Peoples Energy Corporation and enovate ceased doing business. We believe that Peoples Gas’ and North Shore Gas’ purchasing practices during each of the periods 2001 through 2004 were consistent with standards applied by the Commission in its past orders and upheld by the Illinois courts and that it conducted business prudently and in the best interests of customers within established standards. As a result, during the periods 2001 through 2004 (and subsequently until the decision was made to attempt to settle rather than litigate the issues that had been raised), management believed that the costs incurred were probable of recovery through rates (other than certain small issues identified during the course of the reconciliation proceedings which the Utilities had decided to not contest, and for which appropriate accruals had been recorded). Note that there were no gas cost disallowances prior to 2001 for either Peoples Gas or North Shore Gas.

The following analysis compares the refunded amounts to the annual gas costs for Peoples Gas and North Shore Gas during the indicated periods:

Cost of Energy/Gas Sold Fiscal Year Ended September 30,
(Dollars in Thousands)	PEC	PGL	NSG

2006	2,204,313	1,052,333	220,300
2005	1,805,369	853,453	180,923
2004	1,467,777	723,771	144,747
2003	1,329,023	697,824	150,054
2002	782,157	380,376	83,468
2001	1,524,492	963,883	194,969
Gas charge settlement	107,330	103,030	4,300
Gas charge refund	100,000	96,000	4,000

2001-2004 Cost of Energy/ Gas Sold	5,103,449	2,765,854	573,238
Gas charge settlement as % of 2001-2004	2.10%	3.73%	0.75%
Gas charge refund as % of 2001-2004	1.96%	3.47%	0.70%

We believe that gas costs incurred during fiscal years 2005 and 2006 are probable of recovery through rates. It is important to note that the issues surrounding the 2001-2004 gas charge settlement do not exist in a material respect for fiscal 2005 and 2006. (For example, the OEMI agreement referred to above was in effect for only one month after 2004. Also, the joint venture with Enron did not exist, and the Utilities have implemented certain hedging programs). One issue agreed to in the 2001-2004 gas charge settlement that does impact subsequent periods, the treatment of hub revenues, has been appropriately accrued. As disclosed in Note 7A - Illinois Commerce Commission Proceedings in the Notes to Consolidated Financial Statements of the Utilities’ December 31, 2006 Form 10-Q, fiscal 2005 gas charge reconciliation cases have begun, but (other than the treatment of hub revenue) are not impacted by the settlement of prior fiscal years’ Reconciliation Cases:

“Fiscal 2005 Gas Charge reconciliation cases were initiated in November 2005. Peoples Gas and North Shore Gas each filed direct testimony. These cases were heard and continued to February 22, 2007. Commission Staff and Intervenor Direct Testimony was filed January 18, 2007. Staff witnesses recommended a disallowance for Peoples Gas of approximately $22.2 million, of which $10.7 million is the amount of Hub revenues that Peoples Gas previously testified that it would refund to customers, and Staff witnesses recommended a disallowance of approximately $1.1 million for North Shore Gas. An intervenor witness (on behalf of the Citizens Utility Board and the City of Chicago in the Peoples Gas case and on behalf of the Citizens Utility Board in the North Shore Gas case) recommended a disallowance of approximately $11.5 million for Peoples Gas and $1.1 million for North Shore Gas. The majority of the proposed disallowances, other than the Hub revenues, is for a one-time adjustment by Peoples Gas and North Shore Gas to transportation customers’ bank (storage) gas balances. The settlement of the prior fiscal years' Gas Charge reconciliation proceedings does not affect these cases, except for Peoples Gas' agreement to credit fiscal 2005 Hub revenues as an offset to utility customers’ gas charges. Management cannot predict the outcome of these cases and has not recorded a liability associated with this contingency other than the $11.2 million regulatory liability for Hub revenues to be refunded to customers, including accrued interest.”

SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation”, paragraphs 5.b. and 5.c. state:

“5. This Statement applies to general purpose external financial statements of an enterprise that has regulated operations that meet all of the following criteria:

b. The regulated rates are designed to recover the specific enterprise’s costs of providing the regulated services or products.

c. In view of the demand for the regulated services or products and the level of competition, direct and indirect, it is reasonable to assume that rates set at levels that will recover the enterprise’s costs can be charged to and collected from customers. This criterion requires consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs.”

Management believes the gas distribution operations of both Peoples Gas and North Shore Gas meet the above 5.c. criterion as billings to customers (which reflect a full cost of service plus a return) continue to be collectible and were collected (allowing for normal levels of bad debt expense) for the fiscal years 2001 through 2004 before the refund ordered by the Commission in 2006.

We also believe Peoples Gas and North Shore Gas meet the above 5.b. criterion as the Illinois Public Utilities Act, the Commission’s rules and the Utilities’ Schedules of Rates for Gas Service (“tariffs”) provide for the recovery of all prudently incurred gas costs through purchased gas adjustment clauses. Section 9-220 of the Public Utilities Act authorizes the Commission to approve clauses for the recovery of gas costs, subject to an annual proceeding to reconcile costs incurred and recovered and to review the prudence of the costs recovered. The Commission’s rules at 83 Illinois Administrative Code Part 525, Purchased Gas Adjustment Clause, implement Section 9-220 of the Public Utilities Act. The gas charge element of the Utilities’ billings to customers has been and remains subject to these provisions. The Utilities’ tariffs, on file with and approved by the Commission, include gas cost recovery mechanisms that are consistent with the statute and largely mirror the rules. Under Illinois law, tariffs have the force of law.1  The accounting impact of the Purchased Gas Adjustment Clause is described in the Filing under Note 2K - Regulated Operations of the Notes to Consolidated Financial Statements:

“Under the tariffs of Peoples Gas and North Shore Gas, all prudently incurred gas costs are recoverable from customers. The difference for any month between costs recoverable through the Gas Charge and the actual amount billed to customers under the Gas Charge is recovered from or refunded to customers through future adjustments to the Gas Charge. Such difference for any month is recorded either as a current asset or as a current liability (with a contra entry to gas costs). Gas costs consist of two types—Commodity and Non-Commodity costs. The two types are

1  “A tariff is a law, not a contract, and has the force and effect of a statute.” Illinois Central Gulf Railroad Company v. Sankey Brothers, Inc., 67 Ill. App. 3d 435 (1978) at p. 439.

tracked independently and may cause both an accounts receivable from and an accounts payable to customers.

Gas costs recoverable and refundable through rate adjustments represent the regulatory assets and liabilities, respectively, that result from the annual proceedings conducted by the Commission regarding the reconciliation of revenues from the Gas Charge and related gas costs. If the Commission were to find that the reconciliation was inaccurate or any gas costs were imprudently incurred, the Commission would order the utility to refund the affected amount to customers through subsequent Gas Charge filings (see Note 8A).”

Thus, the provisions of Part 525, Purchased Gas Adjustment Clause, are designed to recover the specific gas costs of Peoples Gas’ and North Shore Gas’ regulated services, provided the Commission concludes those gas costs were prudently incurred.

Note 2C - Gas Charge Settlement of the Notes to Consolidated Financial Statements of the Utilities’ September 30, 2006 Form 10-K indicates:

“On March 28, 2006, the Commission approved orders that settle gas charge reconciliation proceedings for fiscal years 2001 through 2004 for Peoples Energy Corporation and its utility subsidiaries. The orders, which became publicly available March 30, adopt a January 17, 2006 Settlement Agreement and Release, as amended by an Amendment and Addendum dated March 6, 2006 (the Agreement).

Pursuant to the Agreement, Peoples Gas and North Shore Gas agreed to refund (through a credit applied to customer bills) the total sum of $100 million to their customers. In its orders approving the Agreement, the Commission determined that $96 million should be refunded to customers of Peoples Gas and $4 million should be refunded to customers of North Shore Gas.”

We believe that the Commission’s above described orders result from its position with respect to the prudence of the costs incurred for fiscal years 2001 through 2004 resulting from certain specific events and transactions during that period, and do not represent a change to the Commission’s policy on gas cost recovery. There have been no changes to the statute, Part 525 or the tariffs subsequent to the Commission’s order in the Reconciliation Cases. The Utilities continue to be authorized to bill customers for all of the Utilities’ gas costs, subject to the annual review required by law. Consequently, management of Peoples Gas and North Shore Gas believe its regulated operations met and continue to meet the criterion of paragraph 5.b. of SFAS No. 71.

Management proposes to make the following disclosure enhancement in Peoples Gas’ and North Shore Gas’ future Securities Exchange Act of 1934 filings with respect to the Gas Charge Reconciliation Cases for fiscal years 2001 through 2004:

“Amounts refunded in connection with the Gas Charge Reconciliation Cases for fiscal years 2001 through 2004 relate to specific issues that occurred during that period and are not believed to be indicative of future actions that may be taken by the Commission with respect to current outstanding and future gas charge reconciliation cases.”

2.
Please tell us why the settlement charge reflects only the first $5 million payment towards the funding of Conservation Programs given that the settlement terms provide that you will pay up to $5 million per year over the next five years towards the funding of these programs.

Paragraph 8 of SFAS No. 5, “Accounting for Contingencies” indicates:
“An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

a.
Information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.	The amount of the loss can be reasonably estimated.”

At March 31, 2006, management concluded that the first $5 million payment (“First Installment”) met the above conditions for accrual upon approval of the settlement by the Commission and concluded that the future payments of up to $25 million did not meet the above conditions for the reasons discussed below.

Despite its inclusion under the Conservation and Weatherization Program Payments heading in the Settlement Agreement and Release (see excerpt below), the terms and provisions related to the $5 million First Installment are substantially different than future payments. Specifically, the First Installment was due (and paid) within 15 business days after the Commission approval of the settlement of the Reconciliation Cases, prior to and without specific regard to the establishment of a program of conservation and weatherization for low and moderate- income residential dwellings (the “Conservation Programs”). Furthermore, the First Installment was paid to the City of Chicago and Illinois Attorney General for use at their joint discretion, indicating that there was no requirement to use these monies for Conservation Programs. As such, the obligation to pay the First Installment was contingent only upon Commission approval of the settlement and, once approved, was included in the settlement charge. In contrast, the five subsequent payments of up to $5 million each year are to be based on the estimated cost of the Conservation Programs to be established by the City of Chicago and Illinois Attorney General, who are required to submit written statements of the estimated amounts to be funded. Up to $5 million may be spent for any single year and unspent amounts do not rollover to subsequent years. Unlike the First Installment which can be used at the joint discretion of the City of Chicago and Illinois Attorney General, future payments are to be specifically restricted for use in Conservation Programs.

Below is the language regarding the Conservation Programs from the Settlement Agreement and Release filed on April 5, 2006 as Exhibit 10.1 to the Form 8-K of Peoples Energy Corporation:

“II. CONSERVATION AND WEATHERIZATION PROGRAM PAYMENTS
As described more fully below, Peoples Energy Corporation shall pay to the City of Chicago and the Illinois Attorney General, jointly, up to $5 million per year for six years totaling up to $30 million. All payments shall be made payable to the Illinois Attorney General and the City of Chicago, jointly, unless they mutually designate, in writing, payment in another way or to another party or parties. The payments shall be made as follows:

A. The first installment of up to $5 million (“First Installment”) shall be made within 15 business days after the ICC approves the settlement of the Reconciliation Cases. From the First Installment, the Peoples Companies shall receive a credit in the amount of $675,000 towards the settlement of the case styled The Peoples Gas Light and Coke Company v. City of Chicago (No. 03 L 2212 Cir. Ct. Cook County). The City of Chicago and Illinois Attorney General, jointly and in their discretion, shall determine the use and expenditure of the First Installment. The Illinois Attorney General shall use any payments that she controls for purposes specified under Section 7(e) of the Consumer Fraud Act, 815 ILCS 505/7(e).

B. Peoples Energy Corporation shall pay the five subsequent payments of up to $5 million, which amounts shall be prepaid, on each anniversary of the First Installment (the “Subsequent Payments”). The Subsequent Payments shall be based upon the amount of the cost for the design, implementation and administration of programs, as estimated in the sole discretion of the Illinois Attorney General and the City of Chicago (the “Estimated Amount”). The Estimated Amount shall be submitted by the Illinois Attorney General and the City of Chicago to Peoples Energy Corporation by written statements. The programs shall be for the following purposes:

1. To fund a program of conservation and weatherization for low and moderate income residential dwellings (the “Program”). The Program shall be jointly administered by City of Chicago on behalf of the City of Chicago and Illinois Attorney General on behalf of the State of Illinois or by any other agency, entity or representative to which the Illinois Attorney General and City of Chicago, in writing, mutually agree. The Program shall have the purpose of providing energy and natural gas conservation programs, whether residential improvements or educational or otherwise, for residents within Peoples Gas' or North Shore Gas' service areas and shall have the goal of reducing those residents' energy usage and costs.

2. Failure to use or expend $5 million in any year after the payment of the First Installment shall in no way affect the Illinois Attorney General's or the City of Chicago's ability to request and receive funding up to the maximum amount of $5 million in any subsequent year or, subject to the requirement of this Section II (B), in any way relieve the Peoples Energy Corporation of its obligations to make any of the Subsequent Payments.”

As of March 31, 2006, and as of September 30, 2006, the management of Peoples Gas and North Shore Gas concluded that future payments of up to $25 million under the Conservation Program could not be determined to be probable (as defined in SFAS No. 5, “Accounting for Contingencies”) prior to the receipt of evidence that the Conservation Programs were established by the City of Chicago and the Illinois Attorney General and receipt of an estimate of the cost of the Conservation Programs. From the time of the settlement agreement through the time of issuance of the March 31, 2006 and September 30, 2006 financial statements, People Gas and North Shore Gas had been provided no evidence that the Conservation Programs had been established or were in the process of being developed. Management of Peoples Gas and North Shore Gas recognized at the time and continue to acknowledge that the probable threshold under SFAS No. 5 could be reached subsequent to March 31, 2006, for all or a portion of the remaining $25 million in Subsequent Payments. Late in the first calendar quarter of 2007 the City of Chicago and the Illinois Attorney General initiated some actions that could ultimately result in the development of the Conservation Programs. In conjunction with issuance of the March 31, 2007 financial statements, management of Peoples Gas and North Shore Gas will evaluate those actions, including assessing the nature, timing and extent of Conservation Programs, if any, that may result from such actions, to determine whether probable and reasonably estimable liabilities have been incurred.

Management proposes to make the following disclosure enhancement in Peoples Gas’ and North Shore Gas’ future Securities Exchange Act of 1934 filings that explains the triggering events for when additional payments will be accrued:

“On an ongoing basis and at least quarterly, Peoples Gas and North Shore Gas will continue to evaluate whether amounts should be recorded for probable and reasonably estimable liabilities for some or all of the remaining $25 million in Subsequent Payments related to the Conservation Programs. Triggering events that would lead us to conclude that the liabilities are probable and estimable for the Subsequent Payments include evidence that the City of Chicago and Illinois Attorney General have established or are taking steps to develop valid Conservation Programs and have provided the estimated costs for those programs as required under the Settlement Agreement and Release filed on April 5, 2006.”

Item 9A. Controls and Procedures, page 130

3.
We note your statement that your disclosure controls and procedures were effective to ensure that information required to be disclosed and filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. In future filings, please revise to clarify, if true, that your officers concluded that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosures. See Exchange Act 13a-15(e).

With respect to the Exchange Act 13a-15(e), both The Peoples Gas Light and Coke Company (Peoples Gas) and North Shore Gas Company (North Shore Gas) have disclosure controls and procedures in place and operating that address the full intent of this disclosure requirement. In future filings, Peoples Gas and North Shore Gas will explicitly report what our officers conclude on the information required to be reported under Exchange Act 13a-15(e). Specifically, in future filings we will explicitly include, under Item 9A. Controls and Procedures, a statement that our principal executive officer and our principal financial officer concluded that the controls and procedures were effective in ensuring that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to management including its principal executive and financial officers or persons performing similar functions as appropriate to allow timely decisions regarding required disclosure.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned or Ms. Diane Ford, Vice President- Controller & CAO, at (920) 433-1453 with any further questions or comments you may have.

Very truly yours,

/s/ JOSEPH P. O’LEARY

Joseph P. O’Leary
Senior Vice President and Chief
Financial Officer